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                              July 5, 2023

       Jay Madhu
       Chief Executive Officer
       Oxbridge Acquisition Corp.
       Suite 201, 42 Edward Street
       Georgetown, Grand Cayman
       P.O. Box 469, KY1-9006
       Cayman Islands

                                                        Re: Oxbridge
Acquisition Corp.
                                                            Amendment No. 3 to
Registration Statement on Form S-4
                                                            Filed June 22, 2023
                                                            File No. 333-270848

       Dear Jay Madhu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 16, 2023 letter.

       Amendment No. 3 to Registration Statement on Form S-4

       Market, Industry and Other Data, page 5

   1. We note your statement regarding market data used in the prospectus cautioning investors
                                                        "not to give undue
weight" to estimates. This statement appears to imply a disclaimer of responsibility for this
information in the registration statement. Please either revise this section to remove such
implication or specifically state that you are liable for all information in the
registration statement.
 Jay Madhu
FirstName   LastNameJay Madhu
Oxbridge Acquisition Corp.
Comapany
July 5, 2023NameOxbridge Acquisition Corp.
July 5,2 2023 Page 2
Page
FirstName LastName
The Business Combination
Opinion of Stanton Park Advisors, LLC, page 115

2. We note your revised disclosure in response to prior comment 2. Please make corresponding revisions to your disclosures in this section. Management's Discussion and Analysis of Financial Condition and Results of Operations of Jet
Token
Liquidity and Capital Resources, page 175

3. We note your revision in response to comment 4. Net cash provided by financing activities in the table on page 175 is inconsistent with the amounts disclosed in the financial statements on page F-48. Please revise.
General

4. We note you disclose that this prospectus covers 7,918,408 shares of Jet.AI Common
         Stock (including Class A Ordinary Shares, Class B Ordinary Shares, Jet Token Common
         Stock and Jet Token Preferred Stock that will convert into shares of Jet.AI Common Stock in connection with the Business Combination, and shares issuable upon exercise or vesting of the Jet.AI Warrants, the Merger Consideration Warrants, the Jet.AI RSU
         Awards and the Jet.AI Options). However, it appears that such 7,918,408 shares does not include the shares to be issued in exchange for the Class A Ordinary Shares and Class B
         Ordinary Shares or shares issuable upon exercise or vesting of the Jet.AI Warrants and
         Merger Consideration Warrants. Please advise or revise.
5. Please disclose that you have received a notice from Nasdaq indicating that the company is no longer in compliance with the minimum market value of listed securities set forth in Nasdaq Listing Rule 5550(b)(2) and include appropriate risk factor disclosure.
        You may contact Myra Moosariparambil, Staff Accountant, at 202-551-3796 or Kimberly
Calder, Assistant Chief Accountant. at 202-551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell, Staff Attorney, at
202-551-5351 or Karina Dorin, Staff Attorney, at 202-551-3763 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Energy
& Transportation
cc:      Hallie Heath